111 Huntington Avenue, Boston, Massachusetts 02199-7632

617-954-5000

July 22, 2019

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Registration Statement on Form N-14 by MFS® Series Trust I

Ladies and Gentlemen:

Enclosed herewith for filing pursuant to (1) the Securities Act of 1933, as amended, (2) General Instruction B to Form N-14 and (3) Item 101 of Regulation S-T, is a Registration Statement on Form N-14 (the “Registration Statement”) including the information statement/prospectus, statement of additional information, other information, and exhibits. No filing fee is required pursuant to General Instruction B of Form N-14.

The purpose of the Registration Statement is to effect a reorganization of MFS Equity Opportunities Fund (“Equity Opportunities Fund”), a series of MFS Series Trust XII, with MFS Core Equity Fund (“Core Equity Fund”), a series of MFS Series Trust I (the “Registrant”), pursuant to which Core Equity Fund will acquire all of the assets and liabilities of the Equity Opportunities Fund (the “Reorganization”). pursuant to an Agreement and Plan of Reorganization by and between the Registrant on behalf of the Core Equity Fund and MFS Series Trust I on behalf of the Equity Opportunities Fund. It is intended that the information statement/prospectus be mailed to shareholders of the Equity Opportunities Fund on or about September 3, 2019.

If you have any questions concerning the foregoing, please call the undersigned at (617) 954-4340 or Nick Pirrotta at (617) 954-5846.

Sincerely,

/S/ SUSAN A. PEREIRA
Susan A. Pereira
Vice President and Assistant General Counsel

SAP
Enclosures